One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
DX Box Number 10 CDE
Direct Line (44-20) 7456 3223
Direct Fax (44-20) 7456 2222
tom.shropshire@linklaters.com
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America
June 15, 2006
By E-mail and EDGAR

Dear Ms. Ransom:
Re: Cambridge Antibody Technology Group plc
Schedule 13E-3 and Schedule TO-T filed May 23, 2006 by AstraZeneca PLC and AstraZeneca UK Limited
Amendment No. 1 to Schedule 13E-3 and Schedule TO-T filed May 24, 2006 by AstraZeneca PLC and AstraZeneca UK Limited
Amendment No. 2 to Schedule 13E-3 and Schedule TO-T filed May 25, 2006 by AstraZeneca PLC and AstraZeneca UK Limited
Amendment No. 3 to Schedule 13E-3 and Schedule TO-T filed June 7, 2006 by AstraZeneca PLC and AstraZeneca UK Limited
Amendment No. 4 to Schedule 13E-3 and Schedule TO-T filed June 9, 2006 by AstraZeneca PLC and AstraZeneca UK Limited
File No. 005-46037
We refer to the comment letter (the “Comment Letter”), dated June 12, 2006, of the staff (“Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) on the above referenced Schedule 13E-3 and Schedule TO and amendments thereto (collectively, the “Schedule 13E-3/TO”) of AstraZeneca PLC (“AstraZeneca PLC”) and AstraZeneca UK Limited (“AstraZeneca UK” and together with AstraZeneca PLC, "AstraZeneca”). On behalf our clients, AstraZeneca PLC and AstraZeneca UK, we have the following responses to the Staff’s comments.
For your convenience, each comment is repeated below, prior to the response. Unless otherwise defined herein, capitalized terms shall have the meaning given to them in the offer document dated May 23, 2006 (the “Offer Document”) included as Exhibit 99.(a)(1) to the Schedule 13E-3/TO.
Schedule 13E-3/Schedule TO-T
1.	Please ensure that you have provided all of the required information pursuant to Item 1006(c) of Regulation M-A. For example, address whether you have any plans to change Cambridge’s charter, bylaws or other governing instruments, pursuant to Item 1006(c)(10) of Regulation M-A.

Response

AstraZeneca believes that its current disclosure in the Offer Document is responsive to the requirements of Item 1006(c) of Regulation M-A. With respect to the specific disclosure required pursuant to Item 1006(c)(10), AstraZeneca does not have any current intention to change the charter, bylaws or other governing instruments of Cambridge Antibody Technology Group plc (“CAT”) until such time as it has acquired 100% of its entire issued share capital and it is a wholly-owned subsidiary. However, as disclosed in the Offer Document, in the event that CAT does become a wholly-owned subsidiary within the AstraZeneca group of companies, AstraZeneca will procure that CAT is re-registered as a private company in the United Kingdom. In order to do so, it will need to amend CAT’s current memorandum and articles of association. However, at such time there will be no other shareholders of CAT and such re-registration and change to the memorandum and articles of association will have no effect on the current holders of CAT Securities. As a result, AstraZeneca respectfully submits to the Staff that it believes that no further disclosure in this regard is necessary or could be considered material to the decision of a holder of CAT Securities to tender into the Offer.
Recommended Cash Offer
2.	Please revise the cover page of the document that will be sent to security holders to include the legend required by Rule 13e-3(e)(1)(iii).

Response

We respectfully submit that the legend required to be included by Rule 13e-3(e)(1)(iii) under the Securities Exchange Act of 1934 (the “Exchange Act”) appears immediately above the title on the cover page of the Offer Document and we do not believe that any further revision of such disclosure should be required.

Frequently Asked Questions, page 2

3.	In an appropriate place in this discussion, please also revise to briefly provide the fairness determination made by you, in addition to that made by Cambridge.

Response

In response to the Staff’s comment, AstraZeneca intends to amend Item 1 of the Schedule 13E-3/TO to include the following disclosure:

“In accordance with the requirements of Rule 13e-3 under the Exchange Act, the AstraZeneca Entities have determined that the Offer is substantively and procedurally fair to the Public Shareholders of CAT. In particular, the AstraZeneca Entities believe that the Offer premium, the arm’s-length negotiations, the existence of certain contractual protections to the making of the Offer set out in the Subscription Agreement and other matters discussed in Part III of the Offer Document contributed to that determination. In addition, CAT’s Board has made a similar determination of fairness of the Offer based on factors set out in Part III of the Offer Document, including the progress of the collaboration, the Offer price, AstraZeneca’s strategic plans for CAT and the opinion of its financial adviser, Morgan Stanley, and other matters set out therein. AstraZeneca urges holders of CAT Securities to read Part III of the Offer Document for further details about the fairness determinations made by the board of directors of each of the AstraZeneca Entities and CAT in the context of the Offer.”
4.	“Do the CAT Directors support the Offer?” We note your disclosure indicating that the board of directors “consider the terms of the Offer to be fair and reasonable.” On page 10, you state that the “CAT Board considers the Offer to be fair to the holders of CAT Securities to whom the Offer is being made.” Please revise the fairness determinations of Cambridge to indicate that the going private transaction or, in this case, the Offer is fair to unaffiliated stockholders. In doing so, please ensure that consistent changes are made throughout the document.

Response

We respectfully submit that the Offer Document makes clear that the Offer is made in respect of CAT Securities not already owned by AstraZeneca and, as a result, AstraZeneca and CAT believe that any statements about fairness of such Offer should only be understood to relate to shareholders other than AstraZeneca (i.e., the “unaffiliated shareholders” for these purposes, who are defined in the Offer Document as the “Public Shareholders”). For example, the answer to Frequently Asked Question #2 states that “AstraZeneca is seeking to acquire all of the issued and to be issued CAT Securities other than CAT Shares already held by AstraZeneca... .” (Emphasis added.) As a result, we respectfully submit, the current disclosure about the fairness determinations relating to the Offer by the CAT Board, by definition, relates solely to shareholders other than AstraZeneca.

We do note, however, that there is a difference in terminology used in the Offer Document when referring to fairness determinations made by the AstraZeneca Entities and those made by CAT or Morgan Stanley (e.g., “Public Shareholders” in the case of determinations of the AstraZeneca Entities and “to whom the Offer is made” in all other cases). In the event that is the basis of the Staff’s comment, we want to make clear that the difference in terminology does not result in, and it was not our intention to suggest, any difference in meaning or distinction in the target audience of such statements (which in all cases is the holders of CAT Securities other than the AstraZeneca Entities). The terminology reflects the fact that the Offer Document has been prepared as a single document for use around the world, with particular emphasis on UK style and format, and, as a result, we believe most non-U.S. shareholders would be unfamiliar with a bidder making fairness determinations or statements about an offer to a target’s shareholder. As a result, we determined that, in order to emphasize that AstraZeneca’s fairness statements did not relate to the AstraZeneca Entities as CAT shareholders, the defined term “Public Shareholders” has been used in instances where AstraZeneca is attributed with determinations of fairness to holders of CAT Securities. This phrase was not deemed necessary in the context of CAT or Morgan Stanley fairness determination statements for the reasons noted above.

Based on the foregoing, we do not believe that revisions suggested by Staff, if made, would meaningfully clarify the existing disclosure or statements about the CAT Board’s fairness determinations and, therefore, no revision is necessary.

5.	“What are the most significant conditions to the Offer?” Where you discuss the minimum tender condition, please quantify what amount of shares you will need to be tendered in order to satisfy this condition and indicate to what extent the condition has already been satisfied in light of the shares you already own and the shares the officers and directors of Cambridge plan on tendering into the Offer.

Response

In response to the Staff’s comment, we have amended Item 1 of the Schedule 13E-3/TO to include the following disclosure:

“In order to satisfy the acceptance condition to the Offer as set out in the Offer Document, AstraZeneca must receive valid acceptances (that have not been properly withdrawn) in respect of at least 38,689,569 CAT Shares (including shares represented by CAT ADSs), which is equivalent to 90 per cent. of the CAT Shares (including shares represented by CAT ADSs) to which the Offer relates (i.e., all CAT Securities other than the CAT Shares held by AstraZeneca immediately prior to commencement of the Offer). As previously publicly disclosed by AstraZeneca, since the commencement of the Offer, it has acquired an additional 5,600,000 CAT Shares in market purchases on the London Stock Exchange and, as a result, as at the date of this Amendment, only needs to acquire a further 33,089,569 CAT Shares (including shares represented by CAT ADSs) to satisfy that condition.”

Letter from AstraZeneca, page 13

6.	In the Introduction, you mention that in providing advice to the Cambridge Board, Morgan Stanley took into account the “commercial assessment of the CAT Directors.” Please revise to explain what you mean by this and confirm that you have provided related disclosure pursuant to Item 1005 of Regulation M-A.

Response

We note the Staff’s comment. We respectfully advise the Staff that, based on conversations with Morgan Stanley and CAT, with respect to the advice provided by Morgan Stanley to the CAT Board, all relevant disclosure required by Item 1015 of Regulation M-A has been provided. Following consultations with Morgan Stanley, we further respectfully advise the Staff that in the United Kingdom it is established practice for the target’s financial advisor to stipulate that it has taken into account the commercial assessments of the target’s directors in providing advice to such directors (and this language has appeared in a number of previous UK/US cross-border tender offer documents filed with the Commission). This is in recognition of the fact there may be commercial judgments made by the target’s directors which the target’s financial advisor is not able to second-guess. This practice has been expressly approved by the United Kingdom Panel on Takeovers and Mergers (the “Takeover Panel”) in its report on the year ended March 31, 1997, in which it provides (at page 14) that “[i]n addition to the usual wording expressing the directors’ view, and that they have been so advised by the financial adviser, the Rule 3 adviser is entitled (whether recommending acceptance of an offer or not) to add that (in providing advice to the directors the financial adviser has taken into account the directors’ commercial assessments).” Departures from or embellishments of this wording are not normally considered acceptable by the Takeover Panel. As a result of the foregoing, we respectfully submit that no further elaboration or explanation should included in the Offer Document or Schedule 13E-3/TO.

7.	In Section 15 and the discussion of Taxation, we note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors must be able to rely on the information contained in your offering circular. We do not object to a statement that each investor should consult his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. Please revise to remove this disclaimer or tell us why you believe it is necessary. For the same reasons, please also eliminate the statement that the discussion is included for general information only.

Response

Although we respectfully do not necessarily concur with the Staff’s determination that the inclusion of IRS Circular 230 disclosure prevents a U.S. Holder from relying on the discussion, in order to address the Staff’s concern, AstraZeneca will delete the IRS Circular 230 disclaimer from the Offer Document. The deletion will be noted under Item 4 of the Schedule 13E-3/TO as follows:

“For the avoidance of doubt with respect to a reader’s ability to rely on the disclosure in paragraph 15.2 of the Letter from AstraZeneca in the Offer Document, the following paragraph has been removed and should be considered of no effect:
‘TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF CAT SECURITIES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF CAT SECURITIES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF CAT SECURITIES UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF CAT SECURITIES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.’”
In addition, in response to the Staff’s comment, we will remove the “for general information only” reference from paragraph 15.2 of Offer Document as well and will note such deletion in the amendment to Item 4 of the Schedule 13E-3/TO.

Special Factors, page 30

1. Background of the offer and Contracts with CAT, page 30

8.	You mention on page 30 that on January 27, 2006, there was a discussion about possible deal structures. There is a similar reference to business models that were considered on March 2, 2006. Please revise to elaborate upon the alternatives that were considered, pursuant to Item 1013(b) of Regulation M-A. Please also revise to explain briefly why the “centre of excellence” approach was likely to be the most attractive model from a business perspective.

Response

We advise the Staff that the “business models” and “alternatives” considered by AstraZeneca for CAT were: (i) establishment of CAT as a biological research centre to function alongside that which currently exists within AstraZeneca, (ii) establishment of CAT as a “centre of excellence” within AstraZeneca or (iii) maintaining CAT as a stand-alone business that functioned independently of AstraZeneca’s existing operations.

In response to the Staff’s comment, AstraZeneca intends to amend Item 6 of the Schedule 13E-3/TO to expand upon the existing disclosure in the Offer Document as follows:

“During their review of the existing collaboration between AstraZeneca and CAT, there were three alternative operating scenarios considered by each entity: (i) establishment of CAT as a biological research centre to function alongside that which currently exists within AstraZeneca, (ii) establishment of CAT as a “centre of excellence” within AstraZeneca; or (iii) maintaining CAT as a stand-alone business that functioned independently of AstraZeneca’s existing operations.

With respect to the first alternative, the establishment of CAT as a biological therapeutics research centre would have involved CAT operating as an additional research centre alongside those that already exist within AstraZeneca, with CAT’s focus being on biological therapeutics. Generally speaking, the activities would have been directed, funded and operated by AstraZeneca in a similar manner to that in which it operates its existing research centres in other locations.

With respect to the second alternative, the establishment of CAT as a “centre of excellence” within AstraZeneca, as disclosed in Parts I, II and III of the Offer Document, this approach involves AstraZeneca contributing its existing biological assets and capabilities to CAT and CAT becoming the focus of AstraZeneca’s future investment and development in the area of biological therapeutics.

With respect to the third alternative, the maintenance of CAT as a stand-alone business with independent of the AstraZeneca group, that approach would have included expanding AstraZeneca’s work with CAT, with CAT operating financially and managerially separate from AstraZeneca and delivering against agreed targets linked more closely to AstraZeneca’s disease strategies.

Of the three alternatives, the “centre of excellence” model was determined to be the most attractive option, because the concentration of existing and future research and development capability and assets provided the greatest likelihood of successful delivery of biological therapies going forward. As set out in Part I of the Offer Document, CAT also believed that the financial and operational commitment of AstraZeneca underpinning the “centre of excellence” alternative made it the most attractive option.”

9.	Please revise briefly elaborate upon the non-confidential Investor Presentation “covering various aspects of CAT’s business” that was presented on March 8, 2006.

Response

We have been advised by CAT that the “non-confidential Investor Presentation” presented on March 8, 2006 referred to in the Offer Document was drawn from material that was prepared by CAT to be delivered publicly to its shareholders as part of its ongoing communication with them and was based solely on publicly available information about CAT, directly drawing from CAT’s annual report on Form 20-F as well as other public disclosures made in the United Kingdom and the United States. The purpose of the delivery of the presentation was to give certain representatives of AstraZeneca exposure to CAT and its business in the most efficient manners possible. Since the presentation solely included public, non-confidential matter that a holder of CAT Securities have access to, we do not believe further information about the presentation would be meaningful to such holders in the context of the Offer.

10.	You mention that the CAT Offer Committee of the CAT Board was appointed to deal with “certain matters.” Please revise to elaborate upon what matters they were appointed to deal with. If they were formed to consider the fairness of the transaction, revise to discuss who the members of the committee were and how they were selected. Please also revise your discussion that follows under “Fairness of the Offer” to disclose what determination the Committee, in addition to the Board of Directors, made as to the fairness of the transaction.

Response

We have been advised by CAT, that the reference to “certain matters” solely relates to administrative matters related to the execution of the Offer. This committee was not formed to consider the fairness of the Offer and made no such determination. As a result, we do not believe that any amendment to existing disclosure is necessary.

11.	Revise to briefly summarize what was discussed at the meetings on April 7 and 11, 2006 held with Goldman Sachs and relating to an analysis of precedent transactions and valuation arguments. Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as an exhibit, pursuant to Item 1016 of Schedule 13E-3, considering it would appear that these discussions constitute reports pursuant to Item 1015 of Regulation M-A.

Response

In response to the Staff’s comment, Goldman Sachs International has furnished two summary presentations that it provided to an internal working group of AstraZeneca to serve as a catalyst for discussion during the meetings described in the Offer Document on April 7 and April 11, 2006. Although neither AstraZeneca nor Goldman Sachs International consider either of the presentations to (i) have reflected AstraZeneca’s view of the fundamental valuation of CAT and were only used by AstraZeneca to determine its negotiation position with respect to CAT, (ii) have been an assessment of, or statement about, the fairness of any potential terms of an offer or (iii) have been in any way material to AstraZeneca’s final determination of the Offer price (particularly since they were not presented to AstraZeneca’s board of directors for consideration), AstraZeneca proposes to make the summary disclosure noted below and to file such presentations as exhibits to the Schedule 13E-3/TO. For your convenience, such presentations have also been enclosed herewith.

AstraZeneca will amend Item 5 of the Schedule 13E-3/TO to include the following disclosure:

“As set out in paragraph 1 of Part III of the Offer Document, on each of April 7 and April 11, 2006, AstraZeneca had meetings with its financial adviser, Goldman Sachs International, in which summary presentations were furnished to serve as catalyst for discussions during such meetings. These summary presentations were furnished by Goldman Sachs International at the request of AstraZeneca for the sole purpose of providing arguments for, and anticipating points that might be raised in, negotiations with CAT. They were based on published financial and market information and information supplied by AstraZeneca, and did not reflect AstraZeneca’s view of the fundamental valuation of CAT and were only used by AstraZeneca to determine its negotiation position with respect to CAT. Goldman Sachs International was not requested to perform any independent examination or investigation of CAT’s businesses or assets, nor was it mandated to provide a fairness opinion in connection with any proposed transaction or in any other way to assess the fairness of the terms of any potential offer. Goldman Sachs International did not attempt to verify the accuracy or completeness of the information supplied by AstraZeneca or obtained through other sources, and the summary presentations do not reflect in any way the view of Goldman

Sachs International on either valuation or fairness. The summary presentations were provided for the information of an AstraZeneca working group and do not constitute the view of AstraZeneca or its board of directors on valuation or a recommendation as to whether any holder of Shares or ADSs should tender their Shares or ADSs in connection with the Offer.
In particular, on April 7, 2006, Goldman Sachs International presented materials that summarized (i) a form of a sum-of-the-parts valuation, based on public information and prepared for the sole purpose of providing arguments for negotiation, (ii) publicly available financial analyses of CAT which had been previously published by certain analysts covering CAT and its industry and (iii) the types of premiums that had been paid in the context of recent UK tender offers. In addition, the April 7th presentation also included a summary of implied offer premiums at different theoretical trading values of the CAT Shares. AstraZeneca did not consider the presentation to be an assessment of, or statement about, the fairness of any potential terms of an offer or material to its final determination of the Offer price.

During the meetings on April 11, 2006, Goldman Sachs International furnished a further presentation to the same internal working group at AstraZeneca that reflected the factual basis for the negotiating positions that each of AstraZeneca and CAT had established at that date. It should be noted that for the purposes of this presentation, all references to ‘Morgan Stanley’ or ‘MS’ were used as shorthand to refer to the negotiating position presented by CAT, and do not represent the view of Morgan Stanley on either valuation or fairness. In particular, the presentation served as a basis for representatives of an internal AstraZeneca working group to have a discussion about potential areas where AstraZeneca could focus its effort to achieve and reflect greater synergies in connection with the proposed transaction and, as detailed in the Offer Document, attribute more value to aspects of CAT’s business which, following acquisition, it would be able to control and integrate with its existing operations. The presentation also included descriptions and comparisons of three selected transactions, each of which merely reflected publicly available information. As with the April 7th presentation, neither AstraZeneca nor its board of directors considered the presentation to be an assessment of, or statement about, the fairness of any potential terms of an offer or material to its final determination of the Offer price.

The April 7th and April 11th summary presentations by Goldman Sachs International have been filed as Exhibits 99.(c)(2) and 99.(c)(3), respectively, hereto and are incorporated herein by this reference.”

12.	Elaborate upon the “potential terms” that were discussed at April 9, 2006. Please revise to discuss how the parties ended up arriving at the Offer price of 1,320 pence per share.

Response

We note the Staff’s comment and respectfully advise the Staff that the reference to “potential terms of an offer” at the meeting on April 9, 2006 was meant to reflect the fact that this meeting was the first meeting where representatives of AstraZeneca and CAT met with the purpose of establishing a potential price at which an offer could be considered further. While each of AstraZeneca and CAT may have each had in mind a specific price, or narrow price range, at which it might have considered moving forward with or approving an offer at that time, as disclosed in the referenced paragraph, there was significant disagreement on any such theoretical price or price range during the meeting, and, as a result, there was a temporary cessation of negotiations shortly thereafter.

As disclosed in the Offer Document, the agreement with respect to the ultimate Offer price was not reached until three weeks later at the meeting on May 4, 2006. As mentioned above in response to comment #11, during the interim period between negotiations AstraZeneca focused its efforts on how it could achieve and reflect greater transaction benefits in connection with the proposed transaction and, as detailed in the Offer Document, attribute more value to aspects of CAT’s business which, following acquisition, it would be able to control and integrate with its existing operations. During the meeting on May 4, 2006, AstraZeneca and CAT continued the negotiations that had temporarily ceased on April 9, 2006 and based on a change in the range that AstraZeneca was prepared to offer and CAT’s view on valuation, the price of 1,320 per share was agreed.

However, in order to provide more disclosure relating to that paragraph and in response to the Staff’s comment, AstraZeneca will amend Item 5 of the Schedule 13E-3/TO to include the following disclosure:

“The principal purpose of the meeting between representatives of AstraZeneca and CAT on April 9, 2006, was to attempt to establish a potential price at which an offer for CAT could be considered further. During that meeting, neither the representatives of AstraZeneca nor the representatives of CAT were able to establish a specific price, or narrow range of prices, for the CAT Shares which would have been considered acceptable to move forward with an offer or to approve (in principle) an offer being made. As a result, following that meeting, there was a temporary cessation of the negotiations between AstraZeneca and CAT shortly thereafter.

However, following a period during which each of AstraZeneca and CAT re-examined their respective financial analyses and range of prices at which an offer would have been considered acceptable, when representatives from each organization reconvened on May 3, 2006, and the dialogue continued based on the efforts during the intervening period, a negotiated price of 1,320 pence per CAT Share was agreed.”

13.	We note your indication that on May 14, 2006, both your board and that of Cambridge approved the terms of the Offer. Was this also when the fairness determination was made? Please revise.

Response

We respectfully advise the Staff that the final fairness determinations were made at the time that each of the respective boards of AstraZeneca and CAT approved the terms and conditions of the Offer. However, we believe the existing disclosures about the fairness determinations reflect that such statements could have only been made at the time that the final terms and conditions of the Offer had been approved by AstraZeneca and communicated to and approved by CAT, which demonstrably was on May 14, 2006. As a result, we do not believe that additional disclosure in the context of the relevant discussion or in the context of the “Special Factors” section of the Offer Document is necessary or could reasonably be considered to have a material effect on the decision of an investor to tender into the offer.

3. Fairness of the Offer, page 35

14.	In an appropriate place in this discussion, please ensure that you have discussed why each filing person decided to undertake the transaction now as opposed to some other time in Cambridge’s history. Consider Instruction 1 to Item 1013 of Regulation M-A in drafting the response.

Response

We believe that there is an adequate discussion of the rationale for the timing of the transaction in paragraph 5 of the Letter from AstraZeneca (with respect to AstraZeneca) and paragraph 6 of the Letter from the Chairman of CAT (with respect to CAT) and that the language in italics at the top of page 30 of the Offer Document clearly draws a reader’s attention to that information. The principal objective was to not have unnecessary repetition of disclosure in numerous places in the Offer Document, which could have the undesired effect of lessening the importance of the actual disclosures made. In addition, relevant disclosure for AstraZeneca is also incorporated by reference into Item 7 under Item 13 of the Schedule 13E-3/TO. As a result, we respectfully submit that no further disclosure is necessary.

15.	In support of your fairness determination, you mention that the “price of the Offer also reflects the value of several other substantial assets beyond CAT’s current scientific capabilities” including the royalty stream on the sales of HUMIRA, etc. Please revise to quantify, if possible, how the value of these assets assisted you in arriving at your fairness determination.

Response

We advise the Staff that in reaching the final Offer price, AstraZeneca did not specifically quantify these “other substantial assets”. In assessing the basis of the market value of CAT prior to announcement of the Offer as well as the potential valuation ranges that AstraZeneca considered in the context of the Offer, AstraZeneca’s financial analysis included a sum-of-parts valuation that included a valuation of assets such as the anticipated royalty stream from sales of HUMIRA, milestone payments from other products and the likelihood of realizing value from CAT’s pipeline, all of which AstraZeneca considered to be CAT’s “current scientific capability”.

However, over and above AstraZeneca’s view about the value of CAT’s current scientific capability, there is a significant premium being paid and, as disclosed in paragraph 3 of Part III of the Offer Document, that premium reflects synergies that AstraZeneca may be able to achieve in the combined business, the research and development potential that AstraZeneca has identified as being of value to furthering its biological therapeutics strategy and the control premium it felt was appropriate to pay in light of these other factors. While all of this disclosure exists in the description currently, the “other substantial assets” were not specifically quantified in the determination of the final negotiated Offer price of 1,320 per CAT Share.

16.	You mention that net book value was not considered to be a material factor relevant to acquisitions of biotechnology companies or to the trading prices of such companies. Please revise to briefly why.

Response

In response to the Staff’s comment, Item 8 under Item 13 of the Schedule 13E-3/TO has been amended to include the following disclosure:

“AstraZeneca did not consider the net book value of CAT to be a relevant factor in its fairness determination because biotechnology and pharmaceutical companies generally have a market value substantially in excess of any book value reflected in the company’s financial statements, as a result of the higher value the market often ascribes to their intangible assets. As a result, in the context of the Offer, AstraZeneca did not consider the net book value of CAT to be a relevant factor to its fairness determination.”
17.	Please elaborate upon this discussion to disclose how you determined the transaction to be substantively fair to the unaffiliated shareholders. The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed. Specifically, you have not addressed the going concern value of the Common Stock, pursuant to Instruction 2 (iv) of Item 1014 of Regulation M-A. Also, you have not explained why a fairness opinion was not obtained from Goldman Sachs International in connection with the Offer. To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company’s fairness determination. See Exchange Act Release 17719 (April 13, 1981).

Response

We respectfully advise the Staff that “going concern value” was implicitly considered by AstraZeneca and the existing disclosure reflects that consideration. In particular, in the “Offer price” paragraph of paragraph 3 of Part III, there is a discussion of the importance that CAT’s research and development capability and other intangible assets played in AstraZeneca’s determination of the Offer price. In addition, in the “Additional Matters” paragraph of paragraph 3 of Part III, AstraZeneca states that it did not consider liquidation value because “CAT will continue to operate as a subsidiary of AstraZeneca after completion of the offer”. These disclosures indicate clearly that there is value being ascribed above the net book value and liquidation value of the assets and, by definition, reflects a view about CAT’s “going concern value”.

Taken together, the statements about (i) the importance of assets being controlled by AstraZeneca and CAT’s intangible assets and (ii) the lack of importance of net book value and liquidation value essentially represent a discussion of “going concern value” of CAT. As a result, we are of the view that no further disclosure in this regard is necessary.

AstraZeneca believes that all other factors considered by its board of directors are adequately disclosed or addressed in the existing disclosure.

With respect to the Staff’s comment relating to the absence of a fairness opinion of Goldman Sachs International, we respectfully advise the Staff that (i) it is not market practice, or deemed legally necessary, in the United Kingdom to obtain such an opinion and (ii) the internal team at AstraZeneca conducted the financial analyses in connection with the Offer, so such an opinion was not deemed necessary by AstraZeneca. As a result, no such opinion was requested by AstraZeneca or furnished by Goldman Sachs International.

18.	In your discussion of Cambridge’s determination of fairness, please revise this discussion to state, if true, that Cambridge determined that the Offer is substantively and procedurally fair to the unaffiliated shareholders, as you have with respect to AstraZeneca’s determination of fairness. Also, in doing so, please revise your discussion of fairness to address how Cambridge determined the offer to be procedurally fair and what factors set forth below support this determination.

Response

As discussed above in response to Staff comment #4, we have been advised by CAT that all statements to the effect that CAT’s Board considered the Offer to be fair relate to the “unaffiliated shareholders”. For example, reference to the “holders of CAT

Securities to whom the Offer is being made” was intended to identify the unaffiliated shareholders (since the CAT Shares held by AstraZeneca are not subject to the Offer) and this phrase is not meant to have any substantive difference to the phrase “Public Shareholders” as used by the AstraZeneca Entities. As a result, for the reasons noted above as well as in this response, we do not believe that revision to existing disclosure is necessary in the context of the CAT statements about fairness of the Offer.
We respectfully submit that, having been so advised by CAT, the discussion regarding the determination of fairness of the Offer by CAT’s Board adequately addresses how the Offer was considered to be procedurally fair and factors supporting this are described under the headings “Arm’s-length Negotiations” on page 36 of the Offer Document, “Strategic Alternatives” also on page 36 of the Offer Document and “Timing of Completion/Cash Offer” on page 37 of the Offer Document.

19.	Please revise this discussion to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for Cambridge’s fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, you mention that “AstraZeneca would be able to ascribe more value to CAT’s core technologies than other potential purchasers of CAT, “however, you do not explain why or how that factor relates to your fairness determination. Similarly, how did the fact that CAT gave certain exclusivity commitments to AstraZeneca impact the determination of the fairness of the transaction? Also, how did the fact that Morgan Stanley will receive two payments impact the determination of fairness of the transaction?

Response

We have been requested by CAT to respectfully advise the Staff of their view that the discussion of the fairness determination of the CAT Board adequately discusses the material factors forming the basis for its fairness determination. The reference to “AstraZeneca would be able to ascribe more value to CAT’s core technologies than other potential purchasers of CAT” and the related conclusion that AstraZeneca would be the most likely potential acquirer to ascribe the highest value to CAT relate to the CAT Board’s belief that AstraZeneca could be expected to pay a premium over other potential acquirers based on the particular synergies and benefits AstraZeneca may be able to derive from the combined business (which are described in the Offer Document, as well as form part of the response to Staff comment #15), especially in light of its existing collaboration arrangements and recognizing the extent of its existing holding of CAT Shares. This conclusion was one of the considerations the CAT Board took into account and the CAT Board’s perception was that this was evidence of procedural fairness in the transaction with AstraZeneca (i.e., how this compared with what anyone else could be expected to offer).

However, in order to be most responsive to the Staff’s comment, we will amend the disclosure under the heading “Strategic Alternatives” under the “CAT” section of paragraph 3 of Part III of the Offer Document to include the following statement:

“This was based on the CAT Board’s belief that AstraZeneca could be expected to pay a premium over other potential acquirers based on the particular synergies and benefits AstraZeneca may be able to derive from the combined business, especially in light of its existing collaboration arrangements.”
With respect to the Staff’s comment on the exclusivity arrangements and the payments to Morgan Stanley, we have been advised by CAT that the CAT Board considered the AstraZeneca exclusivity commitments to be an integral part of the Offer and, therefore, were to be taken into account in an overall assessment of the Offer’s fairness. In this regard, we refer the Staff to the last sentence of the paragraph headed “Strategic Alternatives” in the CAT fairness discussion, which addresses the perceived effect of the exclusivity commitments by stating: "It was the view of the CAT Board that AstraZeneca would not have offered a price at the level it has, had CAT been soliciting other possible offers during the course of negotiations. We have been further advised by CAT that the CAT Board did not believe that the payments to Morgan Stanley had a material impact on the CAT Board’s determination of fairness of the Offer. The CAT Board appointed Morgan Stanley because it was required to obtain competent independent advice in connection with this transaction pursuant to the UK Takeover Code. It is customary in the United Kingdom for payments to the financial adviser to be staggered, as was done with Morgan Stanley, and the amounts payable to Morgan Stanley are what may customarily have been expected in these circumstances.

We respectfully note that both the AstraZeneca exclusivity commitments and the payments to Morgan Stanley are fully disclosed in the Offer Document.

20.	We also note that the CAT Board considered analyst projections of the trading range for CAT shares. Revise to quantify the range of those projections.

Response

We draw the Staff’s attention to the information about analyst trading ranges included in the description of Morgan Stanley’s opinion on page 39 of the Offer Document which identifies the range of analyst projections as between 627 and 992 pence per CAT Share. There is also further disclosure in Part III of the Offer Document disclosing that Morgan Stanley discussed the research analyst valuations with the CAT Board. As a result, we respectfully submit that we do not believe any further disclosure of this information is necessary.

21.	Please elaborate upon this discussion to disclose how Cambridge determined the transaction to be substantively fair to the unaffiliated shareholders. Again, the factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed. Specifically, you have not addressed the going concern value of the Common Stock, pursuant to Instruction 2 (iv) of Item 1014 of Regulation M-A. To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company’s fairness determination. To the extent Cambridge intends to rely upon the analysis of Morgan Stanley as it relates to the going concern value of Cambridge, the board must specifically disclose that it has adopted the analysis or Morgan Stanley. See Exchange Act Release 17719 (April 13, 1981).

Response

We have been requested by CAT to respectfully advise the Staff of their view that “going concern” was implicitly considered by the CAT Board and the existing disclosure reflects that consideration. In particular, in the “Historical and Projected Financial Performance and Related Risks and Uncertainties” paragraph in paragraph 3 of Part III, there is discussion of the CAT Board’s consideration of CAT’s current and anticipated business, financial condition, results of operations and prospects, short and medium-term expectations of profitability and related forward-looking issues. In addition, in the second last paragraph of the CAT Board’s fairness discussion, it is stated that the CAT Board did not consider in more detail the net book value or the liquidation value of CAT during its deliberation process, on the basis that these methodologies “would result in lower valuations than those which the CAT Board was already considering”. These disclosures reflect value being ascribed beyond net book value and liquidation value of the assets and, by definition, a view on CAT’s going concern value.

Taken together, the discussion about CAT’s anticipated financial prospects and the lack of importance of net book value and liquidation value essentially represent a discussion of “going concern value” of CAT. As a result, we are of the view that no further disclosure in this regard is necessary.

CAT have informed us of their belief that all other factors considered by the CAT Board are adequately disclosed or addressed in the existing disclosure.

22.	Further, in arriving at Cambridge’s fairness determination, what consideration was given to the fact that, in at least one instance, the results of Morgan Stanley’s analyses yielded a range that was in excess of the purchase price?

Response

We have been advised by CAT that the preliminary analysis yielding a maximum theoretical value of 1,465 pence per CAT Share was one of a number of valuation analyses taken into account by the CAT Board. As stated in the Offer Document, it was only an estimate of what AstraZeneca could, as a theoretical proposition and in the most extreme case examined by Morgan Stanley, offer to pay on a per share basis, was primarily as a support for upcoming negotiations and included certain uncorroborated assumptions about AstraZeneca’s valuation methodology and potential benefits to AstraZeneca. As a result, the CAT Board would not have considered this top-end valuation to be an appropriate figure for it, or any of its unaffiliated shareholders, to consider as a per share amount that would have been realistically achievable.

23.	You mention that the Cambridge Board did not consider the net book value or the liquidation value because those methodologies “would result in lower valuations than those which the CAT Board was already considering.” Please revise to elaborate upon the basis for this determination and provide quantified information, if possible, to support it.

Response

On a similar basis to the rationale provided above in response to Staff comments #16 and #17, we have been advised that the CAT Board did not, and does not, consider valuations based on “net book value” or “liquidation value” to be generally considered appropriate for companies such as CAT and, as a result, were not considered relevant to the CAT Board’s fairness determination. For example, although the Offer price is 1,320 pence per CAT Share, the net book value per CAT Share, which is disclosed in paragraph 11.13 of Appendix V on page 147 of the Offer Document, was 341 pence, significantly below the Offer price.

24.	In the last paragraph of the discussion of Cambridge’s fairness determination, it states that the description of factors set out above “summarizes the primary factors ...... considered by the CAT Board.” Please revise to state that the description of factors sets forth the material factors, consistent with Item 1014(b) of Regulation M-A, considered by the Board.

Response

In response to the Staff’s comment, after being so advised by CAT, AstraZeneca will amend Item 8 under Item 13 of the Schedule 13E-3/TO as follows:

“The following disclosure amends and restates the initial sentence of the final paragraph of the “CAT” section of paragraph 3 of Part III on page 38 of the Offer Document:

‘The description of factors set out above is not intended to be exhaustive but summarises the material factors, in no particular order, considered by the CAT Board.’”

25.	Disclose why the Morgan Stanley & Co. Limited fairness opinion does not address the fairness of the consideration solely to the unaffiliated stockholders.

Response

We note the Staff’s comment and, following consultation with Morgan Stanley and its legal advisers, we respectfully advise the Staff that the formulation of the Morgan Stanley fairness opinion (i.e., that the terms of the offer to acquire CAT Shares not held by AstraZeneca are fair and reasonable) is in a form customary in the United Kingdom market for transactions of this nature. We also respectfully note that determinations of fairness to the unaffiliated shareholders, and the descriptions thereof, have also been made by CAT and the CAT Board as is required by the relevant rules of the Commission.

26.	We note the indication in your disclosure that the opinion has been addressed to the Cambridge Board “only”. We note this limitation on reliance by shareholders. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable legal authority addressing the availability of such a potential defense. In the absence of any applicable legal authority, disclose that a court will resolve the availability of such a defense. Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Cambridge under applicable laws. Further, disclosure that the availability of such a legal defense to either financial advisor would have no effect on the rights and responsibilities of the company’s board of directors under the federal securities laws.

Response

The disclosure has been revised on page 38 of the Offer Document to remove the word “only” in response to the Staff’s comment and the Schedule 13E-3/TO shall be amended accordingly to advise the readers of that change.

27.	We note your indication that Morgan Stanley reviewed and considered certain internal financial statements and financial projections furnished by Cambridge. Any non-public information used by Morgan Stanley in formulating its fairness opinion should be summarized in the filing. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Morgan Stanley’s reliance upon those materials to be reasonable.

Response

We have been requested by CAT and Morgan Stanley to respectfully advise the Staff that these certain internal financial statements and financial projections furnished by CAT to Morgan Stanley were not materially related to the transaction as required by Item 1015 of Regulation M-A and were not material to Morgan Stanley’s formulation of its fairness opinion and therefore are not required to be described in the Offer Document.

28.	We note your indication on page 47 that the “non-executive directors of CAT did not retain any separate unaffiliated representative to act solely on behalf of the Public Shareholders...” Please revise to explain why not.

Response

We have been advised by CAT that the CAT Board did not consider it necessary to retain a separate unaffiliated representative because none of the directors of CAT is an affiliate of AstraZeneca for U.S. federal securities law purposes and, in addition, a majority of CAT’s directors are non-executive directors, all of whom voted to recommend the Offer as stated in paragraph 5 of Part III of the Offer Document. Furthermore, CAT is an English public limited company and, while certain U.S. companies may consider retaining such a representative in connection with state law conflicts of interest provisions, there is no requirement under English company law to do so nor is it usual for an English company to do so in circumstances such as these. Accordingly, we have been advised that the CAT Board does not believe any further disclosure in this regard are necessary.

4. Effects of the Offer on Holders of CAT Securities, Page 45.

29.	Please revise this discussion to reflect the effect of the transaction in terms of dollar amounts, in addition to percentages, as it related to net earnings, pursuant to Instruction 3 of Item 1013 of regulation M-A.

Response

In response to the Staff’s comment, we have amended Item 7 of Item 13 of the Schedule 13E-3/TO to include the following disclosure:

“If the Offer is declared unconditional in all respects, having satisfied the minimum acceptance condition of 90 per cent., then following completion of the compulsory acquisition procedures, AstraZeneca will be entitled to 100 per cent. of the future net earnings of CAT. For example, for the six months ended March 31, 2006, assuming the Offer had completed on or prior to September 30, 2005 and all events affecting CAT occurred as they have, AstraZeneca’s interest in the net earnings of CAT would have amounted to approximately £4,595,000.”

Part B — Further Terms of the Offer, page 56

30.	We note your indication in section 1.7 that you will advise shareholders of your intent to reduce the percentage through a “press release designed to inform holders of CAT Securities...” Please tell us exactly how you intend to advise U.S. security holders. Note that the Cross-Border Tender and Exchange Offer Release No. 33-7759 would require you to disseminate this through a press release and other methods reasonably designed to inform U.S. security holders, which could include placing an advertisement in a newspaper of national circulation in the United States.

Response

We respectfully inform the staff that any such press release would be (i) released to a newswire service in the United States (e.g., Dow Jones or Reuters), (ii) filed as an exhibit to the Schedule 13E-3/TO and (iii) posted on AstraZeneca’s website. We anticipate the combination of these three methods of distribution can reasonably be expected to adequately inform holders of CAT Securities in the United States of any announcement by AstraZeneca to reduce the minimum acceptance condition.
Exhibit 99.(a)(2) — Letter of Transmittal
31.	We note your request that the security holder acknowledge that they have “received and reviewed” the Offer Document. It is not appropriate to require security holders to attest to the fact that they have “reviewed” the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials.

Response

We respectfully submit to the Staff that neither we nor AstraZeneca believe that asking a security holder to acknowledge that they have “received and reviewed” the Offer Document and other materials acts as any sort of waiver of potential liability under the Offer. In particular, we are not aware of any case law or other judicial authority indicating that such language has been successfully used as either an implicit or explicit waiver of liability in a context such as the Offer or as a successful defense of a claim raised under Section 14(d) or 14(e) of the Exchange Act. In addition, we believe that it is only appropriate that security holders tendering into an offer are asked to focus on the materials provided to them in accordance with a bidder’s obligations under relevant law and acknowledge that they have read such materials — which have ultimately been prepared and distributed for such shareholder’s benefit and protection.

While AstraZeneca reserves its rights to defend any potential claim to the fullest extent permissible by law, and even if a defence such as this could be asserted, AstraZeneca does not have any expectation that a fact finder would use such language to absolve AstraZeneca from any claim of potential liability under the Exchange Act or otherwise arising in connection with the Offer.

As a result of the foregoing, we respectfully advise the Staff that AstraZeneca does not intend on revising the Letter of Transmittal to remove the acknowledgement noted above.
Supplemental information
Pursuant to a request from the Staff, enclosed herewith is a written statement of AstraZeneca, dated June 15, 2006, acknowledging (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to the disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*       *       *       *       *
Should you or the Staff have any questions or require any additional information, please contact the undersigned directly. Thank you for your assistance with this matter.
Yours sincerely,

/s/ Thomas B. Shropshire, Jr
Thomas B. Shropshire, Jr.

Enc.
cc:	Graeme Musker, Company Secretary and Solicitor, AstraZeneca PLC

[AstraZeneca Logo]
15 June 2006

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America
By Facsimile and EDGAR
Dear Ms. Ransom:
Schedule 13E-3 and Schedule TO-T filed by AstraZeneca PLC and AstraZeneca UK Limited (the “Schedule 13E-3/TO”)
Pursuant to a request from the staff (“Staff”) of the Office of Mergers and Acquisitions, Division of Corporate Finance, of the Securities and Exchange Commission (the “Commission”) in its comment letter dated 12 June 2006, AstraZeneca PLC, on behalf of itself and its wholly-owned subsidiary, AstraZeneca UK Limited, acknowledges that:
(i)	it is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3/TO dated 23 May 2006 (including exhibits thereto) and any amendments or supplements thereto;

(ii)	Staff comments or changes to the disclosure in response to Staff comments in the Schedule 13E-3/TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule 13E-3/TO; and

(iii)	it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
AstraZeneca PLC

By:	/s/ Graeme Musker
Graeme Musker
Company Secretary and Solicitor

AstraZeneca UK Limited 15 Stanhope Gate London W1K LN	Tel +44 (0)20 7304 5000 Fax +44 (0)20 7304 5151 www.astrazeneca.com	AstraZeneca UK Limited is a subsidiary of AstraZeneca PLC Registered in England No. 03674842 Registered Office 15 Stanhope Gate London W1K LN

Exhibit 99.(c)(2)

Summary Materials Project Eliot
Sum-of-the-Parts Valuation
Implied Premium Analysis
Overview of Selected Precedent Transaction Premia
Equity Research Approach to Valuation
Overview of Cannacord Adams Report
Distilled Value Arguments
Eliot Public Market Trading
Summary Materials Project Eliot
Sum-of-the-Parts Valuation Comparison
Sum-of-the-Parts Valuation Comparison
Reconciliation Between GS and MS Valuations
Analysis of Differences: Thomas, Eliot, Market Limit
Deal Comp of Selected Transactions
Merck’s Acquisition of Rosetta Inpharmatics
Eli Lilly’s Acquisition of Applied Molecular Evolution
Takeda’s Acquisition of Syrrx

Highly Confidential Summary Materials Project Eliot Goldman Sachs International 7th April, 2006

Sum-of-the-Parts Valuation Per Share Key Assumptions Sensitivity Hard Assets Humira 386p $3bn peak sales; 9% WACC $4bn peak sales would be 498p/share Cash 287p £152m as at end Q1 2006 Running Costs (115p) Overhead costs run to 2022 Morphosys Stake 22p 580p/share Soft Assets ABT 874 18p CAT 354 44p Other Pipeline 37p Thomas Collaboration 20p Assumes 50% IRR on money invested to date 119p/share Total Value 699p/share Increase in Humira peak sales to $4bn would give total value of 811p/share

Implied Premium Analysis Offer Price per Share (p) Premium to Trading Prices 900 925 950 975 1000 750p 20.0% 23.3% 26.7% 30.0% 33.3% 775p 16.1% 19.4% 22.6% 25.8% 29.0% 800p 12.5% 15.6% 18.8% 21.9% 25.0% Absolute Premium Ex. Thomas’ Existing Stake (£m)1 53.4 64.1 74.8 85.5 96.2 Offer Price Less Cash per Share (p) Premium to Current Price Less Cash2 613 638 663 688 713 (775p-287p) 488 25.6% 30.8% 35.9% 41.0% 46.1% Offer Price Less Net Cash per Share (p) Premium to Current Price Less Net Cash3 727 752 777 802 827 (775p-287p+115p) 602 20.8% 24.9% 29.1% 33.2% 37.4% Offer Price Less Cash Less Humira per Share (p) Premium to Current Price Less Cash and NPV of Humira Royalties4 227 252 277 302 327 (775p-287p-386p) 102 123.0% 147.6% 172.2% 196.8% 221.4% 1 Assumes share price of 775p and assumes 42.7m shares outstanding (excluding 19.35% existing stake of Thomas). 2 Assumes share price 775p and assumes 287p cash per share or £152.3m of cash as at 31-Dec-2005. 3 Assumes net cash equals to cash less overheads costs, and assumes 115p overhead costs per share or £60.7m of overheard costs (discounted at 9.0%). 4 Assumes share price 775p, assumes 287p cash per share or £152.3m of cash as of 31-Dec-2005, and assumes 386p per share for Humira

3 Overview of Selected Precedent Transaction Premia Precedent Biotech Transactions Average 1 day prior premium of biotech deals since 2001 is 39% (51% for prior month) — Premium for Celltech was 28% (22% for prior month) — Premium for Abgenix was 54% (68% for prior month) UK Takeover Premia 2005 Announced Deals 20.1% 23.0% 27.4% 0 10 20 30 40 1 Day Before Announcement 1 Week Before Announcement 1 Month Before Announcement Average Premium (%) 0 10 20 30 40 # of Deals 33 Deals Relative Share Price Performance Post Amgen/Abgenix 1 2 3 4 5 6 61.5% 53.6% 26.9% 19.3% 12.6% 11.3% 21.8% 16.8% 40.6% 33.6% 127.7% 54.6% Genmab Abgenix Medarex Morphosys Dyax Eliot % Price Performance Since 14-Dec-2005 Excluding Cash Including Cash Source: SDC 1 Net cash of position of 1,253DKK as of 31-Dec-2005. 2 Net debt position of $233m as of 31-Dec-2005. 3 Net cash position of $201m as of 31-Dec-2005. 4 Net cash position of €54m as of 31-Dec-2005. 5 Net cash position of $39m as of 31-Dec-2005. 6 Net cash position of £152m as of 31-Dec-2005

4 Equity Research Approach to Valuation Pence per Share 702 706 491 520 400 282 99 103 72 276 285 289 291 992 925 866 729 689 645 7.5 219 282 (179) Humira Other Pipeline Cash HQ Costs Merrill Lynch 21-Feb-2006 Canaccord Adams 09-Feb-2006 Lehman 07-Mar-2006 Morgan Stanley 22-Oct-2006 CSFB 03-Feb-2006 Goldman Sachs 06-Feb-006 WACC: 13% The only other compound taken into account is ABT-874 as they believe rest of pipeline is too early Royalty rate of 2.6888% WACC: 10% Peak sales of Humira: $2bn (RA), $500m Crohn’s disease and $500m psoriasis Royalty rate of 2.6888% Includes royalties up until 2018 Unclear how Humira value calculated Peak sales of Humira franchise of $2,980m Lympostat-B holds peak sales of $750m Pipeline valued at 100p/share Cash balance of £152.2 SG+A cost estimated at £13m for 2006 Humira will exceed $3bn in sales in 2009 Deducts £98.8m in R&D/continuing operative value WACC: 7% Assumes Humira royalties out to 2015 Royalty rate of 2.6888% SG+A cost estimated at £12.6m for 2006 Cash balance £151m WACC: 11% The most valuable compound apart from Humira is CAT-354

5 Overview of Cannacord Adams Report 9-Feb-2006 Marketed Product Compound Indication Peak Sales ($m) Royalty Rate (%) NPV p/share Other Brokers’ Comments Humira (RA) 2bn 2.68 Lehman peak sales $2.9bn for Humira total Morgan Stanley sales $3bn for Humira total (in 2009) Humira (Crohn’s) 500 Humira (Psoriasis) 500 Total 706.0 Pipeline Products Compound Phase Expected Launch POS Peak Sales ($m) Royalty Rate NPV p/share Comments CAT 354 II 1bn 44.0 Lehman 34p/share Morgan Stanley attributes no value GS1008 I 550 46.0 Morgan Stanley 30p/share ABT-874 Crohn’s III 2009 50% 350 2.84 29.8 Lehman 23p/share (all indications) Merrill Lynch attributes 0% probability of success ABT-874 MS II 2010 30% 500 2.84 22.2 Merrill Lynch 7.5p share (MS only) Merrill Lynch 20% probability of success ABT-874 Psoriasis II 2011 10% 250 2.84 3.2 Lymphostat-B SLE II 2009 20% 150 3.08 5.5 Lehman 28p/share (all indications) Morgan Stanley 15p/share (indications not stated) Lymphostat-B RA II 2008 40% 500 3.08 42.5 HGS-ETR1 II 2009 25% 250 3.08 23.1 Morgan Stanley 10p/share MY0-029 I/II 2010 10% 150 3.08 2.4 CAT-3888 II 2010 10% 3 25.00 0.4 Total 219 Cash Assumes current cash balance will be used to deliver pipeline Discount Rate WACC 11% Merrill Lynch 13% WACC

6 Distilled Value Arguments Theme Thomas Arguments Eliot Arguments [Cannacord] is a fair price Above analyst target prices — Median is 775p — Highest is 925p Above Thomas’ bottom-up sum-of-the-parts value Recognises value of early pipeline and technology Significant premium when financial assets (cash and Humira royalties) are excluded No synergies in transaction Highest analyst valuation is actually 992p Eliot price could advance significantly this year — MS indication for ABT 874 — CAT 3888 Ph II data — CAT 354 licensing — Crohn’s indication for Humira Premium Our offer price is based on financial sum-of-theparts value which fully values all aspects of Eliot Our offer also results in a significant premium when financial assets (cash and Humira royalties) which should not attract a premium are excluded Based on undisturbed share price of 775p and excluding cash, our offer would imply a premium of 30% Abgenix premium not relevant since it had a late stage product and valuable manufacturing Eliot shareholders would expect as fair a similar premium to that given to Abgenix by Amgen Biotech transactions have an average premium of 39% Value to Abbott Humira royalties are received by Eliot, and Eliot’s WACC is observable in market — Barra predicted beta of 2.0% gives WACC of 11% Our sum-of-the-parts analysis reaches only the current share price Abbott’s perspective is Humira peak sales higher than $5bn, and their WACC is 7%, so they will value Humira at £7/share Valuing cash and other pipeline easily gets a value of above £10/share

7 Eliot Public Market Trading Last Twelve Months 2006 YTD 500 600 700 800 900 1,000 1,100 06-Apr-2005 05-Aug-2005 06-Dec-2005 06-Apr-2006 Indexed to Eliot Share Price (p) Eliot 30 day Avg. 60 day Avg. 90 day Avg. FTSE All Share 986p 793p 770p 727p 717p 600 650 700 750 800 850 30-Dec-2005 31-Jan-2006 02-Mar-2006 03-Apr-2006 Indexed to Eliot Share Price (p) Eliot 7 day Avg. 793p 778p Source: Datastream as of 06-Apr-2006

Exhibit 99.(c)(3)
Highly Confidential Summary Materials Project Eliot Goldman Sachs International 11th April, 2006

Sum-of-the-Parts Valuation Comparison Scenario 1 Pre Tax Allocation Pre Tax Allocation Pre Tax Allocation Morgan Stanley Goldman Sachs Delta Delta (%) Humira 633 511 122 24% ABT874 60 18 42 233% Lymphostat B 100 11 89 809% CAT 354 139 44 95 213% AZ current programs 80 20 60 300% CAT3888/8015 30 17 13 76% Other 80 8 72 900% Total 1,122 629 493 78% Tax (162) — (162) nm Post Tax total 960 629 331 53% Corporate Overhead (200) (115) (85) 74% Cash 311 287 24 8% Morphosys Shares 15 22 (7) -32% Equity value 1,086 823 263 32% Discovery Capabilities 230 — 230 nm Oncology development 107 — 107 nm GC1008 50 — 50 nm Patent infringement 30 — 30 nm Discovery License pipeline 30 — 30 nm CAM3001 10 — 10 nm Total 457 — 457 nm Net value 1,543 823 720 87% Comparison of MS to GS case (As is)

Sum-of-the-Parts Valuation Comparison Scenario 2 Post Tax Allocation Post Tax Allocation Morgan Stanley Goldman Sachs Delta Delta (%) Humira 542 511 31 6% ABT874 51 18 33 185% Lymphostat B 86 11 75 678% CAT 354 119 44 75 168% AZ current programs 68 20 48 242% CAT3888/8015 26 17 9 51% Other 68 8 60 756% Total 960 629 331 53% Tax — nm Post Tax total 960 629 331 53% - Corporate Overhead (200) (115) (85) 74% Cash 311 287 24 8% Morphosys Shares 15 22 (7) -32% Equity value 1,086 823 263 32% Discovery Capabilities 230 — 230 nm Oncology development 107 — 107 nm GC1008 50 — 50 nm Patent infringement 30 — 30 nm Discovery License pipeline 30 — 30 nm CAM3001 10 — 10 nm Total 457 — 457 nm Net value 1,543 823 720 87% Comparison of MS to GS case (Post Even Tax Allocation)

Reconciliation Between GS and MS Valuations Compound Reconciliation Considerations Humira Franchise 511 633 MS GS Valuation based on: — Peak sales of $3.5bn in 2010 — Gradual sales decline to 2018 — Royalty rate of 2.688% Tax represents 207p/share of difference WACC of 9% Vs 7.5% represents 42p/share of difference CAT-354 44 139 MS GS Revised valuation based on: — Upfront payment of £30m paid in 2006 — Probability weighted milestones of £125m (50% paid in 2008, 50% in 2010) — Royalty rate of 15% — Peak sales of $1bn in 2015 Pre-tax value of 139p/share Post tax value of 118p/share Lymphostat B 11 100 MS GS Increasing the peak sales from $750m (Lehman) to $1bn represents 3p/share of difference Tax represents 5p/share of difference The pre-tax value for Lymphostat B based on GS assumptions is 16p/share Increasing the probability of success from 17.5% to 69% represents 32p/share of difference ABT874 18 80 MS GS Tax represents 8p/share of difference Increased probability of success from 17.5% to 55% increases the value by 40p/share

Analysis of Differences: Thomas, Eliot, Market Limit Difference of Thomas Eliot Market Limit Eliot vs. Thomas Market vs. Thomas Cash/Morphosys 309 326 326 17 17 Humira 548 663 750 115 202 CAT 354 44 139 80 95 36 Lymphostat B 11 60 50 49 39 ABT 874 18 60 30 42 12 GC 1008 10 50 50 40 40 CAT 3888/8015 17 30 20 13 3 Other Pipeline 37 153 50 116 13 Thomas Collaboration 20 80 100 60 80 Oncology Development 0 107 25 107 25 Discovery Capabilities 0 230 50 230 50 Tax (200) (164) — - - Corporate Overheads (115) (200) — - - Net Tax/Running Costs (315) (364) (300) (49) 15 Total Pence/Share 699p 1,534p 1,231p +835p +532p Total (£m) 370 813 652 Total less Thomas Stake (£m) 299 656 526

Deal Comp of Selected Transactions Date Announced Acquiror Name Value of Transaction ($mil) Target Name % of Shares Acq. History File Event Premium 1 day Premium 1 week Premium 4 weeks 5/11/2001 Merck & Co Inc $616 Rosetta Inpharmatics Inc 100 Definitive stock swap acq 82% 77% 131% 11/21/2003 Eli Lilly & Co $418 Applied Molecular Evolution 100 Stock swap acquisition 53% 42% 56% 2/5/2005 Takeda $270 Syrrx Inc 100 Cash NA NA NA

Merck’s Acquisition of Rosetta Inpharmatics Transaction Rationale Transaction Details Merck is the second largest U.S — based pharmaceutical manufacturer and marketer with major strengths in the cardiovascular, endocrinology, anti-infectives, and vaccines segments — Its cardiovascular product lines collectively hold 40% and 25% of the worldwide statin and antihypertensive markets, respectively Rosetta Inpharmatics was a developer of DNA microarray technology and information systems for gene expression profiling, which can provide extensive information regarding compound and/or drug target activity within a variety of cell types. The company’s technology platform included its FlexJet DNA microarrays, its Rosetta Resolver Expression Data Analysis System, and its expression profile data sets Merck’s growth has historically been driven through internal research and development. Merck’s acquisition of Rosetta was positioned as an important supplement to its emerging research effort in genomics and bioinformatics, with broad applications across the company’s R&D Announcement Date 11-May-2001 Transaction type Stock-for-stock Exchange Ratio 0.2352x Implied Offer Price $18.00 Premium to Announcement Date 1 Day 81.6% 4 Weeks 131.0% Levered Consideration $458 million LTM Sales Multiple 31.4x Market Reaction Commentary For Merck, we believe the purchase was less about valuation and more about RSTA‘s intellectual property (which increases the efficiency and effectiveness of drug discovery). Merck has licensed Rosetta‘s gene expression software technology since 4Q00, and was in discussions to expand its relationship through a series of collaborations. Instead of signing a multi-million collaboration, Merck made the decision to acquire Rosetta outright UBS Warburg, 14-May-2001 The acquisition of Rosetta provides Merck with enhanced capabilities in genomics and is consistent with the company’s historical strategy of relying primarily on internal research efforts to fuel its pipeline Dain Rauscher, 11-May-2001 RSTA should build MRK’s drug discovery capability, ultimately accelerating the pace of development. RSTA’s technologies could be deployed broadly, building a competency in informational genomics CIBC World Markets, 11-May-2001 Challenging valuation given that there were no products on the market — Merck assessed the impact of Rosetta technology on its research programs and compared the cost of acquisition to cost of licensing — Value was also ascribed to key target validation patents High premium was designed to pre-empt the need of the Rosetta board to proceed with an auction Merck’s share price reaction of (0.8%) wiped off $1.2bn in value

7 Eli Lilly’s Acquisition of Applied Molecular Evolution Corporate Overview Transaction Details Applied Molecular Evolution, (AME) was a leader in applying directed molecular evolution to improve healthcare by optimizing and developing human biotherapeutics — Directed molecular evolution is a process for optimizing genes and proteins for specific commercial purposes AME’s principal focus was on applying its proprietary AME system technology platform to human biotherapeutics, the largest market for directed molecular evolution — Biotherapeutics, or biopharmaceuticals, are protein pharmaceuticals such as antibodies, cytokines, hormones and enzymes AME used its proprietary technology to develop improved versions of currently marketed, FDA-approved biopharmaceuticals as well as novel human biotherapeutics Announcement Date 21-Nov-2003 Transaction type Stock swap Exchange Ratio 0.2446x Transaction Value $418m Premium to Announcement Date 1 Day 53.0% 1 week 42.0% 4 Weeks 56.0% Commentary Transaction Rationale “I don’t think the timing is significant, relative to the IND,” said John Sullivan, analyst with Stephens Inc. in Boston. “I’m sure part of the reason is that Eli Lilly saw value in the molecule,” he added, but the real reason was the pharmaceutical company’s familiarity with the “versatility and power” of San Diego-based AME’S technology AME had a collaboration with Lilly to use directed molecular evolution on two of Lilly’s protein therapeutics in return for an undisclosed upfront signing fee, milestone payments and royalties on sales AME’s shares rose nearly 51% to $17.73 on the news. Lilly shares dipped 2.7% to $69.61 (loss of $2.1bn in value) About two years after signing a partnership for protein optimization with Eli Lilly and less than a week after filing its first investigational new drug application for a compound being developed in-house- Applied Molecular Evolution Inc. agreed to merge with Lilly Lilly’s view was probably that “we can buy them now or buy them later, more expensively,” Sullivan said. “We saw the same sort of thing when Merck bought Rosetta”

8 Takeda’s Acquisition of Syrrx Corporate Overview Transaction Details Founded in February, 1999, San Diego-based Syrrx achieved a competitive advantage in drug discovery by using its X-ray crystallography capabilities to determine the 3 dimensional structures of drug targets Syrrx directed its efforts toward therapeutics to treat metabolic diseases, cancer, and inflammation Syrrx had several type 2 diabetes treatment molecules in its pipeline. These were developed in partnerships with PPD and Roche. Takeda had just ended development of its own diabetes treatment, TAK-559, due to problems with safety. Syrrx had about six other products in preclinical research Takeda Pharmaceutical planned to begin US phase I and phase II clinical trials of two of Syrrx’s dipeptyl peptidase IV blockers for treatment of diabetes. Approval for the drugs had been sought from the FDA Preclinical trials were being conducted by Takeda Pharmaceutical on a third antidiabetic of the same type which it has developed itself. No decision has yet been made on when human trials will be started Announcement Date 2-May-2005 Transaction type Cash Transaction Value $270m Premium to Announcement Date 1 Day NA 1 Week NA 4 Weeks NA Commentary Transaction Rationale “The deal enables us to have a research facility overseas, tap advanced Syrrx technology, and improve Takeda’s overall ability for developing new drugs” “The price reflects not only obtaining Syrrx technology and its pipeline assessment, but synergistic effects with existing Takeda businesses were also taken into account” Very little share price reaction for Takeda Market expecting Takeda to address in-house pipeline issues Establishing its first overseas laboratory called Takeda San Diego. It is Takeda’s third research center in addition to two domestic facilities, and it would improve the company’s product development capabilities Syrrx had developed advanced high-speed X-ray crystallography for detailed analysis of the structure of proteins and chemical compounds. With this technology, optimal compounds can be found quickly, and it requires only 10% of conventional amounts of protein for analysis Takeda led in Japan in similar technology, yet it compared unfavourably with major global competitors. Syrrx technology was among the best in the world, and only a few technicians had the expertise to use it Takeda had been coping with insufficient numbers of new products in its pipeline by introducing external formulations since autumn 2004, but it had decided to reinforce its in-house capabilities for developing new drugs